Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

(Unaudited)

	For the Three Months Ended
	March 31,
	2018	2017

Net income	$127,574	$383,377

Preferred Stock dividend requirements	(22,390)	(22,390)

Net income attributable to common stockholders	$105,184	$360,987

Basic Weighted average number of common shares outstanding	19,805,210	17,808,569

Preferred Stock Common Share Equivalents	-	1,236,160

Dilutive Stock Options outstanding for the Period	130,265	169,392

Dilutive Warrants outstanding for the Period	85,084	484,269

Diluted Weighted average number of common and equivalent shares outstanding	20,020,559	19,698,390

Basic Earnings Per Common Share	$0.01	$0.02

Fully Dilluted Earnings Per Common Share	$0.01	$0.02